BKV Corporation

1200 17th Street, Suite 2100

Denver, CO 80202

December 9, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Loan Lauren Nguyen, Legal Branch Chief
Karina Dorin, Staff Attorney
Mark Wojciechowski, Staff Accountant
Jenifer Gallagher, Staff Accountant
Sandra Wall, Petroleum Engineer

Re:	BKV Corporation

Registration Statement on Form S-1

Filed November 18, 2022

File No. 333-268469

To the addressees set forth above:

This letter sets forth the responses of BKV Corporation (the “Company,” “we,” “our” and “us”) to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated December 1, 2022 (the “Comment Letter”) relating to the Registration Statement on Form S-1, File No. 333-268469, filed with the Securities and Exchange Commission on November 18, 2022 (the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, we are publicly filing with the Securities and Exchange Commission an Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) that reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the registration statement included in Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form S-1

Glossary of Oil and Natural Gas Terms, page iii

1.	We have read your response to prior comment 4 and note the updated S-1 glossary contains definitions for proved reserves, probable reserves, possible reserves, and proved developed reserves which are related to the Petroleum Resources Management System. Please revise these definitions to conform with the Securities and Exchange Commission’s Regulations Par 210.4-10(a) and to correlate with those used in your third party reserve reports.

Response: The Registration Statement has been revised as requested. Please see pages iii-vi of Amendment No. 1.

Summary Reserve, Production and Operating Data

Estimated Reserves at SEC Pricing, page 30

2.	We have read your response to prior comment 5 and note your inclusion of probable and possible reserves disclosures in the Form S-1. However, based on your third party reserve reports these volumes include both probable developed and probable undeveloped reserves and possible developed and possible undeveloped reserves. Expand your disclosure further to separately present the volumes related to each of these reserve categories.

Response: The Registration Statement has been revised as requested. Please see pages 32-40 and 193-200 of Amendment No. 1.

3.	We have read your response to prior comment 6 and note your detailed explanation of the changes in proved developed and proved undeveloped reserves does not provide a breakout of the 19.5 MMcfe of minerals in place purchased during 2021. Please expand your disclosures on pages 33, 107-108 and 191 of Form S-1 to include an explanation of proved developed vs. proved undeveloped for these volumes.

Response: The Registration Statement has been revised as requested. Please see pages 36, 112 and 196-197 of Amendment No. 1.

Estimated Reserves at NYMEX Strip Pricing, page 34

4.	Based on our review of the third party reserve reports filed as Exhibits 99.14 to 99.18, the Form S-1 presentation of Estimated Reserves at NYMEX Strip Pricing appears to include two incorrect values on pages 35 and 192. The first is the value for “Total Estimated Proved Reserves (MMcfe)” under “Estimated Proved Reserves at NYMEX Strip Pricing,” and the second is the value for “Natural Gas Liquids (MBbls)” under “Estimated Probable Reserves at NYMEX Strip Pricing.” Please verify or correct the values disclosed.

Response: The Registration Statement has been revised to correct the referenced values. Please see pages 37-38 and 198 of Amendment No. 1.

Barnett Assets

Supplemental Oil and Gas Information (unaudited), page F-88

5.	Your response to prior comment number 37 from our letter dated October 13, 2022 indicates that you were not “provided” with reserve studies for the acquired properties. However, Rule 3-05(f)(1) of Regulation S-X provides for an alternative reserve computation in cases where “prior year reserve studies were not made”. Clarify for us whether prior year reserve studies were made for the acquired properties.

Response: The Company respectfully notes that it is the Company’s understanding that prior year reserve studies were not made specifically for the acquired properties. As a result, the Company applied the rollback method in accordance with Rule 3-05(f)(1) of Regulation S-X.

In connection with the Exxon Barnett Acquisition, the Company received from XTO Energy, Inc. (“XTO”) and reviewed only aggregated data, such as summarized property information, consolidated net quarterly lease operating statement and monthly production data. The Company requested, but was not able to obtain, any prior year reserve studies or third-party reserve reports, daily well production data, forecasts or type curves with respect to the acquired properties. XTO informed the Company that (i) any reserve studies made were prepared only at the company-wide level (together with XTO’s other properties that were not included in the Exxon Barnett Acquisition and, therefore, those reserve studies would not be made available to the Company), and (ii) there were no prior year reserve studies made at the Barnett asset level for the acquired properties.

* * *

We appreciate your attention to this matter and hope the foregoing answers are responsive to your comments. Please direct any questions or comments regarding this correspondence to the undersigned or to our counsel, Samantha Crispin of Baker Botts L.L.P. at (214) 953-6497, Preston Bernhisel of the same firm at (214) 953-6783 or Adorys Velazquez of the same firm at (212) 408-2523.

Very truly yours,

BKV Corporation

By:	/s/ Christopher P. Kalnin
	Name:	Christopher P. Kalnin
	Title:	Chief Executive Officer

cc:	Samantha Crispin, Baker Botts L.L.P.

Preston Bernhisel, Baker Botts L.L.P.

Adorys Velazquez, Baker Botts L.L.P.

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